 Growth Portfolio ------------------------------------------------------------------------------------------------------------------- A Series of Panorama Series Fund, Inc. Prospectus dated April 30, 2002 Growth Portfolio is a mutual fund that seeks high total return. It invests mainly in common stocks of domestic large-cap companies. Shares of the Portfolio are sold only as the underlying investment for variable life insurance policies, variable annuity contracts and other insurance company separate accounts. A prospectus for the insurance product you have selected accompanies this Prospectus and explains how to select shares of the Portfolio as the investment under that insurance product. This Prospectus contains important information about the Portfolio's objective, its investment policies, strategies and risks. Please read this Prospectus (and your insurance product As with all mutual funds, the Securities and Prospectus) carefully before you invest and keep them Exchange Commission has not approved or disapproved for future reference about your investment. the Fund's securities nor has it determined that this Prospectus is accurate or complete. It is a criminal offense to represent otherwise. Contents About the Portfolio ------------------------------------------------------------------------------------------------------------------- The Portfolio's Investment Objective and Strategies Main Risks of Investing in the Portfolio The Portfolio's Performance About the Portfolio's Investments How the Portfolio is Managed Investing in the Portfolio ------------------------------------------------------------------------------------------------------------------- How to Buy and Sell Shares Dividends, Capital Gains and Taxes Financial Highlights About the Portfolio The Portfolio's Investment Objective and Strategies What Is the Portfolio's Investment Objective? The Portfolio seeks high total return. What Does the Portfolio Mainly Invest In? The Portfolio currently invests mainly in common stocks of U.S. companies of different capitalization ranges, presently focusing on large-capitalization issuers. The Portfolio can buy other equity investments, including preferred stocks, rights and warrants and securities convertible into common stocks. The Portfolio can buy securities of U.S. and foreign companies of different capitalization ranges, although there are limits on the Portfolio's investments in foreign securities. The Portfolio can also invest (normally, not more than 10% of its net assets) in debt securities. The Portfolio can also use hedging instruments and certain derivative investments to try to manage investment risks. These investments are more fully explained in "About the Portfolio's Investments," below. |X| How Do the Portfolio Managers Decide What Securities to Buy or Sell? In selecting securities for purchase or sale by the Portfolio, the portfolio managers use an investment process that combines quantitative models, fundamental research about particular securities and individual judgment. While this process and the inter-relationship of the factors used may change over time and its implementation may vary in particular cases, in general the selection process involves the use of: Multi-factor quantitative models: These include a group of "top-down" models that analyze data such as relative valuations, relative price trends, interest rates and the shape of the yield curve. These help direct portfolio emphasis by market capitalization (small, mid, or large), value or growth styles and other characteristics. A group of "bottom up" models helps to rank stocks in a universe typically including 3000 stocks, selecting stocks for relative attractiveness by analyzing fundamental stock and company characteristics. Fundamental research: The portfolio managers use internal research and analysis by other market analysts, with emphasis on current company news. Judgment: The portfolio is then regularly rebalanced by the portfolio managers, using all of the tools described above. Who Is the Portfolio Designed For? The Portfolio's shares are available only as an investment option under certain variable annuity contracts, variable life insurance policies and investment plans offered through insurance company separate accounts of participating insurance companies, for investors seeking total return. Those investors should be willing to assume the risks of short-term share price fluctuations that are typical for a fund focusing on stock investments. Since the Portfolio's income level will fluctuate and will likely be small, it is not designed for investors needing current income. The Portfolio is not a complete investment program. Main Risks of Investing in the Portfolio All investments carry risks to some degree. The Portfolio's investments in stocks are subject to changes in their value from a number of factors, described below. There is also the risk that poor security selection by the Fund's investment Manager, OppenheimerFunds, Inc., will cause the Fund to underperform other funds having a similar objective. |X| Risks of Investing in Stocks. Stocks fluctuate in price, and their short-term volatility at times can be great. Because the Portfolio invests primarily in common stocks, the value of the Portfolio's investment holdings will be affected by changes in the stock markets. Market risk will affect the Portfolio's net asset value per share, which will fluctuate as the values of the Portfolio's investments change. The prices of individual stocks do not all move in the same direction uniformly or at the same time. Different stock markets may behave differently from each other. In particular, because the Portfolio currently emphasizes investments in stocks of U.S. issuers, it will be affected by changes in U.S. stock markets. Other factors can affect a particular stock's price, such as poor earnings reports by the issuer, loss of major customers, major litigation against the issuer, or changes in government regulations affecting the issuer. The Portfolio invests mainly in securities of large companies but it can also buy stocks of small and medium-size companies, which may have more volatile stock prices than stocks of large companies. The Manager may increase the relative emphasis of the Fund's investments in a particular industry from time to time. Stocks of issuers in a particular industry may be affected by changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry more than others. To the extent that the Portfolio has increased the relative emphasis of its investments in a particular industry, its share values may fluctuate in response to events affecting that industry. How Risky is the Portfolio Overall? In the short term, the stock markets can be volatile, and the price of the Portfolio's shares will go up and down substantially. The Portfolio does not typically invest to a great extent in income-oriented investments to help cushion the Portfolio's total return from changes in stock prices. The Portfolio generally may be less volatile than aggressive growth stock funds, but its share price may be more volatile than funds that invest in a mix of stocks and bonds. These risks collectively form the risk profile of the Portfolio and can affect the value of the Portfolio's investments, its investment performance and its prices per share. These risks mean that you can lose money by investing in the Portfolio. When you redeem your shares, they may be worth more or less than what you paid for them. There is no assurance that the Portfolio will achieve its investment objective. An investment in the Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Portfolio's Performance The bar chart and table below show one measure of the risks of investing in the Portfolio, by showing changes in the Portfolio's performance from year to year for the last ten calendar years and by showing how the average annual total returns for 1, 5 and 10 years or life of class of the Portfolio's shares compared to those of a broad-based market index. The Portfolio's past investment performance is not necessarily an indication of how the Portfolio will perform in the future. Annual Total Returns (as of 12/31 each year) [See appendix to prospectus for data in bar chart showing annual total returns] For the period 1/1/02 through 3/31/02, the Portfolio's cumulative return (not annualized) was 2.02%. Charges imposed by the separate accounts that invest in the Portfolio are not included in the calculations of return in this bar chart, and if those charges were included, the returns would be less than those shown. During the period shown in the bar chart, the highest return (not annualized) for a calendar quarter was 18.48% (4QTR98) and the lowest return (not annualized) for a calendar quarter was -16.11% (3QTR98). ----------------------------- ----------------------------- ---------------------------- --------------------------- ---------------------------- Average Annual Total Returns for the periods 1 Year Past 5 Years Past 10 Years ended December 31, 2000 (or life of Class, if less) ----------------------------- ----------------------------- ---------------------------- --------------------------- ----------------------------- ----------------------------- ---------------------------- --------------------------- Growth Portfolio (inception date: 1/21/82) -10.61% 0.58% 8.64% ----------------------------- ----------------------------- ---------------------------- --------------------------- ----------------------------- ----------------------------- ---------------------------- --------------------------- S&P 500 Index -11.88% 10.70% 12.93%1 ----------------------------- ----------------------------- ---------------------------- --------------------------- 1. From 12/31/91. The Portfolio's average annual total returns measure the performance of a hypothetical account without deducting charges imposed by the separate accounts that invest in the Fund and assume that all dividends and capital gains distributions have been reinvested in additional shares. Because the Portfolio invests primarily in stocks, its performance is compared to the S&P 500 Index, an unmanaged index of equity securities that is a measure of the domestic stock market. However, it must be remembered that the index performance reflects the reinvestment of income but does not reflect transaction costs, and the Portfolio may have investments that vary from the index. The Portfolio's total returns should not be expected to be the same as the returns of other Oppenheimer funds, even if funds have the same portfolio managers and/or similar names. About the Portfolio's Investments The Portfolio's Principal Investment Policies. The allocation of the Portfolio's investment holdings among the different investments will vary over time based upon the Manager's evaluation of economic and market trends. The Portfolio's holdings might not always include all of the different types of investments described below. The Statement of Additional Information contains more detailed information about the Portfolio's investment policies and risks. The Portfolio's investment Manager, OppenheimerFunds, Inc., tries to reduce risks by carefully researching securities before they are purchased. The Portfolio attempts to reduce its exposure to market risks by diversifying its investments, that is, by not holding a substantial percentage of the stock of any one company and by not investing too great a percentage of the Portfolio's assets in any one issuer. Also, the Portfolio does not concentrate 25% or more of its investments in any one industry. However, changes in the overall market prices of securities and the income they pay can occur at any time. The share price of the Portfolio will change daily based on changes in market prices of securities and market conditions and in response to other economic events. Stock Investments. The Portfolio invests primarily in a diversified portfolio of common stocks of issuers that may be of small, medium or large capitalization, to seek total return. The Portfolio currently focuses on large-cap and mid-cap issuers. "Market capitalization" refers to the total market value of an issuer's common stock. The stock prices of large-cap issuers tend to be less volatile than the prices of mid-cap and small-cap companies in the short term, but these companies may not afford the same growth opportunities as mid-cap and small-cap companies. Industry Focus. Stocks of issuers in a particular industry might be affected by changes in economic conditions or by changes in government regulations, availability of basic resources or supplies, or other events that affect that industry more than others. To the extent that the Portfolio has a greater emphasis on investments in a particular industry, its share values may fluctuate in response to events affecting that industry. |X| Portfolio Turnover. The Portfolio ordinarily does not engage in short-term trading to try to achieve its objective. Portfolio turnover affects brokerage costs the Portfolio pays. The Financial Highlights table at the end of this Prospectus shows the Portfolio's portfolio turnover rates during prior fiscal years. |X| Special Portfolio Diversification Requirements. To enable a variable annuity or variable life insurance contract based on an insurance company separate account to qualify for favorable tax treatment under the Internal Revenue Code, the underlying investments must follow special diversification requirements that limit the percentage of assets that can be invested in securities of particular issuers. The Portfolio's investment program is managed to meet those requirements, in addition to other diversification requirements under the Internal Revenue Code and the Investment Company Act that apply to publicly-sold mutual funds. Failure by the Portfolio to meet those special requirements could cause earnings on a contract owner's interest in an insurance company separate account to be taxable income. Those diversification requirements might also limit, to some degree, the Portfolio's investment decisions in a way that could reduce its performance. |X| Can the Portfolio's Investment Objective and Policies Change? The Portfolio's Board of Directors may change non-fundamental investment policies without shareholder approval, although significant changes will be described in amendments to this Prospectus. Fundamental policies are those that cannot be changed without the approval of a majority of the Portfolio's outstanding voting shares. The Portfolio's investment objective is not a fundamental policy, but will not be changed by the Board of Directors without advance notice to shareholders. Investment restrictions that are fundamental policies are listed in the Statement of Additional Information. An investment policy is not fundamental unless this Prospectus or the Statement of Additional Information says that it is. Other Investment Strategies. To seek its objective, the Portfolio can also use the investment techniques and strategies described below. The Portfolio might not always use all of the different types of techniques and investments described below. These techniques involve certain risks, although some are designed to help reduce overall investment or market risks. Other Equity Securities. While the Portfolio emphasizes investments in common stocks, it can also buy preferred stocks and securities convertible into common stock. The Portfolio's investments in convertible securities may include securities rated as low as "B" by Moody's or Standard & Poor's or that have comparable ratings by other national rating organizations or, if unrated, an equivalent rating assigned by the Manager. Securities rated below "Baa" by Moody's or "BBB" by Standard & Poor's are below "investment grade" and are subject to greater risk of default by the issuer than investment grade securities. However, although many convertible securities are debt securities, the Manager considers some of them to be "equity equivalents" because of the conversion feature, and in that case their rating has less impact on the investment decision than in the case of other debt securities. These investments are subject to the Fund's policy of limiting its debt investments under normal circumstances to not more than 10% of its assets. |X| Debt Securities. Under normal market conditions, the Portfolio can invest in debt securities, such as securities issued or guaranteed by the U.S. government or its agencies and federally-chartered corporate entities referred to as "instrumentalities." The Portfolio can also buy foreign government securities, and foreign and domestic corporate bonds and debentures. Normally these investments, including convertible debt securities, are limited to not more than 10% of the Portfolio's net assets. The Portfolio can buy debt securities of any maturity and typically holds some short-term notes for liquidity purposes. The Portfolio can buy debt securities that are rated by nationally- recognized rating organizations as well as unrated debt securities assigned an equivalent rating by the Manager. The Portfolio's debt investments may be "investment grade" (that is, in the four highest rating categories of a national rating organization) or may be below-investment grade securities (sometimes called "junk bonds") rated as low as "B" as described above in "Other Equity Securities." |_| Special Credit Risks of Lower-Grade Securities. All corporate debt securities (whether foreign or domestic) are subject to some degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments on a security as they become due. U.S. government securities are subject to little credit risk. While investment grade securities are subject to risks of non-payment of interest and principal, generally, higher yielding, lower-grade bonds, whether rated or unrated, have greater risks of default than investment grade securities. Lower-grade securities may be subject to greater market fluctuations and risk of loss of income and principal than investment grade securities. There may be less of a market for them and therefore it may be harder to value or to sell them at an acceptable price when the Portfolio wants to sell them. There is a relatively greater possibility that the issuer's earnings may be insufficient to make the payments of interest and principal due on the bonds. These risks mean that the Portfolio's net asset value per share could be reduced by declines in value of these securities. |_| Interest Rate Risks. The prices of debt securities, including U.S. government securities, are subject to change when prevailing interest rates change. When interest rates fall, the values of already-issued debt securities generally rise. When interest rates rise, the values of already-issued debt securities generally fall. The magnitude of these fluctuations will often be greater for longer-term debt securities than shorter-term debt securities. The Portfolio's share prices can go up or down when interest rates change because of the effect of the changes on the value of the Portfolio's investments in debt securities. |X| Risks of Foreign Investing. The Portfolio can buy securities of companies or governments in any country, developed or underdeveloped. As a fundamental policy, the Portfolio cannot invest more than 10% of its total assets in foreign securities. As an exception to that restriction the Portfolio can invest up to 25% of its total assets in foreign equity or debt securities that are: |_| issued, assumed or guaranteed by foreign governments or their political subdivisions or instrumentalities, |_| assumed or guaranteed by domestic issuers (including Eurodollar securities), or |_| issued, assumed or guaranteed by foreign issuers that have a class of securities listed for trading on The New York Stock Exchange. Shareholders of the Portfolio will soon receive a proxy statement requesting approval of various proposals. One such proposal is the elimination of the above-mentioned fundamental policy on investing in foreign securities. If that proposal is not approved by shareholders, this prospectus will be amended accordingly. While foreign securities offer special investment opportunities, they also have special risks, such as foreign taxation, risks of delays in settlements of securities transactions, and the effects of a change in value of a foreign currency against the U.S. dollar, which will result in a change in the U.S. dollar value of securities denominated in that foreign currency. Foreign issuers are not subject to the same accounting and disclosure requirements to which U.S. companies are subject. The value of foreign investments may be affected by exchange control regulations, currency devaluation, expropriation or nationalization of a company's assets, foreign taxes, delays in settlement of transactions, changes in governmental economic or monetary policy in the U.S. or abroad, or other political and economic factors. |X| Repurchase Agreements. In a repurchase agreement, the Portfolio buys a security and simultaneously agrees to sell it to the vendor for delivery at a future date. Delays or losses could occur if the other party to the agreement defaults or becomes insolvent. These are used primarily for cash management and liquidity purposes. |X| Derivative Investments. The Portfolio can invest in a number of different kinds of "derivative" investments. In general terms, a derivative investment is an investment contract whose value depends on (or is derived from) the value of an underlying asset, interest rate or index. In the broadest sense, exchange-traded options, futures contracts, and other hedging instruments the Portfolio might use may be considered "derivative investments." The Portfolio has limits on the amount of particular types of derivatives it can hold. Currently the Portfolio does not use those types of investments to a significant degree and is not required to use them in seeking its objective. Derivatives have risks. Markets underlying securities and indices may move in a direction not anticipated by the Manager. Interest rate and stock market changes in the U.S. and abroad may also influence the performance of derivatives. Certain derivative investments held by the Portfolio may be illiquid. If the issuer of the derivative does not pay the amount due, the Portfolio can lose money on the investment. If that happens, the Portfolio's share price could decline or the Portfolio could get less income than expected. Using derivatives could increase the volatility of the Portfolio's share prices. |X| Hedging. The Portfolio can write exchange-traded covered calls on securities, futures and stock indices, and can buy and sell certain kinds of futures contracts and forward contracts. These are all referred to as "hedging instruments." The Portfolio does not use hedging instruments for speculative purposes, and has limits on its use of them. The Portfolio is not required to use hedging instruments in seeking its goal and currently does not use them to a significant degree. Options trading involves the payment of premiums and has special tax effects on the Portfolio. There are also special risks in particular hedging strategies. For example, if a covered call written by the Portfolio is exercised on an investment that has increased in value, the Portfolio will be required to sell the investment at the call price and will not be able to realize any profit if the investment has increased in value above the call price. If the Manager used a hedging instrument at the wrong time or judged market conditions incorrectly, the strategy could reduce the Portfolio's return. The Portfolio could also experience losses if the prices of its futures and options positions were not correlated with its other investments or if it could not close out a position because of an illiquid market. |X| Temporary Defensive and Interim Investments. In times of unstable market or economic conditions, the Portfolio can invest up to 100% of its assets in temporary defensive investments. Generally they would be high-quality, short-term money market instruments, such as U.S. government securities, highly-rated commercial paper, short-term corporate debt obligations, bank deposits or repurchase agreements. The Portfolio may also hold these types of securities pending the investment of proceeds from the sale of Portfolio shares or portfolio securities or to meet anticipated redemptions of Portfolio shares. To the extent the Portfolio invests defensively in these securities, it may not achieve its investment objective of total return. How the Portfolio Is Managed The Manager. The Manager chooses the Portfolio's investments and handles its day-to-day business. The Manager carries out its duties, subject to the policies established by the Board of Directors, under an investment advisory agreement that states the Manager's responsibilities. The agreement sets the fees the Portfolio pays to the Manager and describes the expenses that the Portfolio is responsible to pay to conduct its business. The Manager has been an investment adviser since January 1960. The Manager and its subsidiaries and affiliates manage more than $130 billion in assets as of March 31, 2002, including other Oppenheimer funds with more than 6.3 million shareholder accounts. The Manager is located at 498 Seventh Avenue, 10th Floor, New York, New York 10018. |X| Portfolio Managers. The portfolio managers of the Portfolio are Charles Albers and Nikolaos Monoyios, who are also Vice Presidents of the Company. They are the persons primarily responsible for the day-to-day management of the Portfolio's investments. Mr. Albers is a Senior Vice President of the Manager and Mr. Monoyios is a Vice President of the Manager. Prior to joining the Manager in April 1998, they were portfolio managers at Guardian Investor Services (from 1972 and 1979, respectively), the investment management subsidiary of The Guardian Life Insurance Company. |X| Advisory Fees. Under the Investment Advisory Agreement, the Portfolio pays the Manager an advisory fee at an annual rate that declines on additional assets as the Portfolio grows: 0.625% of the first $300 million of average daily net assets of the Portfolio, 0.500% of the next $100 million, and 0.450% of average daily net assets over $400 million. The Portfolio's management fee for its last fiscal year ended December 31, 2001, was 0.62% of average annual net assets. |X| Possible Conflicts of Interest. The Portfolio offers its shares to separate accounts of different insurance companies as an investment for their variable annuity, variable life and other investment product contracts. While the Portfolio does not foresee any disadvantages to contract owners from these arrangements, it is possible that the interests of owners of different contracts participating in the Portfolio through different separate accounts might conflict. For example, a conflict could arise because of differences in tax treatment. The Portfolio's Board has procedures to monitor the portfolio for possible conflicts to determine what action should be taken. If an irreconcilable conflict occurs, the Board might require one or more participating insurance company separate accounts to withdraw their investments in the Portfolio. That could force the Portfolio to sell securities at disadvantageous prices, and orderly portfolio management could be disrupted. Also, the Board might refuse to sell shares of the Portfolio to a particular separate account, or could terminate the offering of the Portfolio's shares if required to do so by law or if it would be in the best interests of the shareholders of the Portfolio to do so. Investing in the Portfolio How to Buy and Sell Shares How Are Shares Purchased? Shares of the Portfolio may be purchased only by separate investment accounts of participating insurance companies as an underlying investment for variable life insurance policies, variable annuity contracts or other investment products. Individual investors cannot buy shares of the Portfolio directly. Please refer to the accompanying prospectus of the participating insurance company for information on how to select the Portfolio as an investment option for that variable life insurance policy, variable annuity or other investment product. That prospectus will indicate which class of shares you are eligible to purchase. The Portfolio reserves the right to refuse any purchase order when the Manager believes it would be in the Portfolio's best interests to do so. |X| Market Timers. The Portfolio has instructed its participating insurance companies that it may restrict or refuse investments by their separate accounts from market timers. "Market timers" include persons whose separate account transactions have, or have attempted (i) an exchange out of the Portfolio within two weeks of an earlier exchange request, (ii) exchanges out of the Portfolio more than twice in any calendar quarter, (iii) an exchange of Portfolio shares equal to at least $5 million, or more than 1% of the Portfolio's net assets, or (iv) other transactions in Portfolio shares that demonstrated a timing pattern. Separate accounts under common ownership or control are combined for these limits. There can be no assurance that all such participating insurance companies will be successful in controlling investments in their respective separate accounts by market timers. ------------------------------------------------------------------------------------------------------------------- Information about your investment in the Portfolio through your variable annuity contract, variable life insurance policy or other plan can be obtained only from your participating insurance company or its servicing ---- agent. The Portfolio's Transfer Agent does not hold or have access to those records. Instructions for buying or selling shares of the Portfolio should be given to your insurance company or its servicing agent, not directly to the Portfolio or its Transfer Agent. ------------------------------------------------------------------------------------------------------------------- |X| At What Price Are Shares Sold? Shares are sold at their offering price, which is the net asset value per share. The Portfolio does not impose any sales charge on purchases of its shares. If there are any charges imposed under the variable annuity, variable life or other contract through which Portfolio shares are purchased, they are described in the accompanying prospectus of the participating insurance company. The net asset value per share is determined as of the close of The New York Stock Exchange on each day that the exchange is open for trading (referred to in this Prospectus as a "regular business day"). The Exchange normally closes at 4:00 P.M., New York time, but may close earlier on some days. All references to time in this Prospectus mean "New York time." The net asset value per share is determined by dividing the value of the Portfolio's net assets attributable to a class by the number of shares of that class that are outstanding. To determine net asset value, the Portfolio's Board of Directors has established procedures to value the Portfolio's securities, in general, based on market values. The Board has adopted special procedures for valuing illiquid and restricted securities and obligations for which market values cannot be readily obtained. Because some foreign securities trade in markets and on exchanges that operate on weekends and U.S. holidays, the values of some of the Portfolio's foreign investments may change on days when investors cannot buy or redeem Portfolio shares. If, after the close of the principal market on which a security held by the Portfolio is traded, and before the time the Portfolio's securities are priced that day, an event occurs that the Manager deems likely to cause a material change in the value of such security, the Fund's Board of Trustees has authorized the Manager, subject to the Board's review, to ascertain a fair value for such security. The offering price that applies to an order from a participating insurance company is based on the next calculation of the net asset value per share that is made after the insurance company (as the Portfolio's designated agent to receive purchase orders) receives a purchase order from its contract or policy owners to purchase Portfolio shares on a regular business day, provided that the Portfolio receives the order from the insurance company by 9:30 A.M. on the next regular business day at the offices of its Transfer Agent in Colorado. |X| Classes of Shares. The Portfolio offers two different classes of shares. The class of shares designated as Service shares are subject to a distribution and service plan. The impact of the expenses of that plan on Service shares is described below. The class of shares offered by this Prospectus has no "name" designation. The other class is designated as Service shares. The different classes of shares represent investments in the same portfolio of securities but are expected to have different expenses and share prices. |X| Distribution and Service Plan for Service shares. The Portfolio has adopted a Distribution and Service Plan for Service shares to pay the distributor, for distribution related services for the Portfolio's Service shares. Under the Plan, payments are made quarterly at an annual rate of up to 0.25% of the average annual net assets of Service shares of the Portfolio. The distributor currently uses all of those fees to compensate sponsor(s) of the insurance product that offers Portfolio shares, for providing personal service and maintenance of accounts of their variable contract owners that hold Service shares. The impact of the service plan is to increase operating expenses of the Service shares, which results in lower performance compared to the Portfolio's shares that are not subject to a service fee. How Are Shares Redeemed? As with purchases, only the participating insurance companies that hold Portfolio shares in their separate accounts for the benefit of variable annuity contracts, variable life insurance policies or other investment products can place orders to redeem shares. Contract holders and policyholders should not directly contact the Portfolio or its Transfer Agent to request a redemption of Portfolio shares. Contract owners should refer to the withdrawal or surrender instructions in the accompanying prospectus of the participating insurance company. The share price that applies to a redemption order is the next net asset value per share that is determined after the participating insurance company (as the Portfolio's designated agent) receives a redemption request on a regular business day from its contract or policy holder, provided that the Portfolio receives the order from the insurance company by 9:30 A.M. the next regular business day at the office of its Transfer Agent in Colorado. The Portfolio normally sends payment by Federal Funds wire to the insurance company's account the day after the Portfolio receives the order (and no later than 7 days after the Portfolio's receipt of the order). Under unusual circumstances determined by the Securities and Exchange Commission, payment may be delayed or suspended. Dividends, Capital Gains and Taxes Dividends. The Portfolio intends to declare dividends separately for each class of shares from net investment income, if any, on an annual basis, and to pay those dividends in March on a date selected by the Board of Directors. Dividends and distributions will generally be lower for Service shares, which normally have higher expenses. The Portfolio has no fixed dividend rate and cannot guarantee that it will pay any dividends. All dividends (and any capital gains distributions) will be reinvested automatically in additional Portfolio shares at net asset value for the account of the participating insurance company (unless the insurance company elects to have dividends or distributions paid in cash). Capital Gains. The Portfolio may realize capital gains on the sale of portfolio securities. If it does, it may make distributions out of any net short-term or long-term capital gains in March of each year. The Portfolio may make supplemental distributions of dividends and capital gains following the end of its fiscal year. There can be no assurance that the Portfolio will pay any capital gains distributions in a particular year. Taxes. For a discussion of the tax status of a variable annuity contract, a variable life insurance policy or other investment product of a participating insurance company, please refer to the accompanying prospectus of your participating insurance company. Because shares of the Portfolio may be purchased only through insurance company separate accounts for variable annuity contracts, variable life insurance policies or other investment products, dividends paid by the Portfolio from net investment income and distributions (if any) of net realized short-term and long-term capital gains will be taxable, if at all, to the participating insurance company. This information is only a summary of certain federal income tax information about an investment in Portfolio shares. You should consult with your tax adviser or your participating insurance company representative about the effect of an investment in the Portfolio under your contract or policy. Financial Highlights The Financial Highlights Table is presented to help you understand the Portfolio's financial performance for the past 5 fiscal years. Certain information reflects financial results for a single Portfolio share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Portfolio (assuming reinvestment of all dividends and distributions). This information has been audited by Deloitte & Touche LLP, the Portfolio's independent auditors, whose report, along with the Portfolio's financial statements, is included in the Statement of Additional Information, which is available on request. Information about Service shares has not been included in the table since Service shares were not offered for sale during the Portfolio's last fiscal year. Financial Highlights

                                                         Year Ended December 31,
                                                         2001          2000        1999        1998        1997
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Per Share Operating Data
Net asset value, beginning of period                        $1.96         $2.99       $3.27       $3.45       $2.98
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Income (loss) from investment operations:
Net investment income                                         .02           .03         .05         .04         .04
Net realized and unrealized gain (loss)                      (.23)         (.35)       (.17)        .26         .69
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Total income (loss) from investment operations               (.21)         (.32)       (.12)        .30         .73
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Dividends and/or distributions to shareholders:
Dividends from net investment income                         (.02)         (.05)       (.04)       (.04)       (.03)
Distributions from net realized gain                            -          (.66)       (.12)       (.44)       (.23)
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Total dividends and/or distributions
to shareholders                                              (.02)         (.71)       (.16)       (.48)       (.26)
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Net asset value, end of period                              $1.73         $1.96       $2.99       $3.27       $3.45
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Total Return, at Net Asset Value(1)                        (10.61)%      (12.66)%     (3.76)%      8.43%      26.37%
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Ratios/Supplemental Data
Net assets, end of period (in thousands)                 $242,575      $333,211    $668,139    $918,871    $831,371
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Average net assets (in thousands)                        $273,890      $460,272    $808,715    $877,874    $721,555
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Ratios to average net assets:(2)
Net investment income                                        0.75%         0.78%       1.28%       1.16%       1.38%
Expenses                                                     0.64%         0.59%       0.53%       0.53%(3)    0.54%(3)
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Portfolio turnover rate                                        76%          118%        132%         98%         92%
1. Assumes a $1,000 hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Total returns are not annualized for periods less than one full year. Total return information does not reflect expenses that apply at the separate account level or to related insurance products. Inclusion of these charges would reduce the total return figures for all periods shown. 2. Annualized for periods of less than one full year. 3. Expense ratio has been calculated without adjustment for the reduction to custodian expenses. Growth Portfolio

INFORMATION AND SERVICES

For More Information on the Growth Portfolio

The following additional information about the Portfolio is available without charge upon request:

Statement of Additional Information. This document includes additional information about the Portfolio’s investment policies, risks, and operations. It is incorporated by reference into this Prospectus (which means it is legally part of this Prospectus).

Annual and Semi-Annual Reports. Additional information about the Portfolio’s investments and performance is available in the Portfolio’s Annual and Semi-Annual Reports to shareholders. The Annual Report includes a discussion of market conditions and investment strategies that significantly affected the Portfolio’s performance during its last fiscal year.

How to Get More Information

You can request the Statement of Additional Information, the Annual and Semi-Annual Reports, the notice explaining the Portfolio’s privacy act and other information about the Portfolio or your account:

------------------------------------------------------------------------------------------------------------- By Telephone: Call OppenheimerFunds Services toll-free: ------------------------------------------------------------------------------------------------------------- ------------------------------------------------------------------------------------------------------------- 1.800.981.2871 ------------------------------------------------------------------------------------------------------------- By Mail: Write to: OppenheimerFunds Services ------------------------------------------------------------------------------------------------------------- P.O. Box 5270 ------------------------------------------------------------------------------------------------------------- Denver, Colorado 80217-5270

Information about the Portfolio including the Statement of Additional Information can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1.202.942.8090. Reports and other information about the Portfolio are available on the EDGAR database on the SEC’s Internet website at www.sec.gov. Copies may be obtained after payment of a duplicating fee by electronic request at the SEC’s e-mail address: publicinfo@sec.gov or by writing to the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

No one has been authorized to provide any information about the Portfolio or to make any representations about the Portfolio other than what is contained in this Prospectus. This Prospectus is not an offer to sell shares of the Portfolio, nor a solicitation of an offer to buy shares of the Portfolio, to any person in any state or other jurisdiction where it is unlawful to make such an offer.

The Fund's SEC File No.: 811-3255 PR0608.001.0402 Printed on recycled paper. Appendix to Prospectus of Panorama Series Fund, Inc. - Growth Portfolio

        Graphic material included in the Prospectus of Growth Portfolio: “Annual Total Returns (as of 12/31 each year)":

        A bar chart will be included in the Prospectus of Growth Portfolio (the “Fund”) depicting the annual total returns of a hypothetical investment in shares of the Portfolio for each of the ten most recent calendar years. Set forth below are the relevant data points that will appear in the bar chart:

------------------------------------ ------------------------------------------------ Calendar Year Ended 12/31 Annual Total Return ------------------------------------ ------------------------------------------------ ------------------------------------ ------------------------------------------------ 1992 12.36% ------------------------------------ ------------------------------------------------ ------------------------------------ ------------------------------------------------ 1993 21.22% ------------------------------------ ------------------------------------------------ ------------------------------------ ------------------------------------------------ 1994 -0.51% ------------------------------------ ------------------------------------------------ ------------------------------------ ------------------------------------------------ 1995 38.06% ------------------------------------ ------------------------------------------------ ------------------------------------ ------------------------------------------------ 1996 18.87% ------------------------------------ ------------------------------------------------ ------------------------------------ ------------------------------------------------ 1997 26.37% ------------------------------------ ------------------------------------------------ ------------------------------------ ------------------------------------------------ 1998 8.43% ------------------------------------ ------------------------------------------------ ------------------------------------ ------------------------------------------------ 1999 -3.76% ------------------------------------ ------------------------------------------------ ------------------------------------ ------------------------------------------------ 2000 -12.66% ------------------------------------ ------------------------------------------------ ------------------------------------ ------------------------------------------------ 2001 -10.61% ------------------------------------ ------------------------------------------------